Exhibit 99.1
FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	26 September 2011
SIMS METAL MANAGEMENT ANNOUNCES REPORTING
SCHEDULE FOR FISCAL 2012
Sims Metal Management Limited announces today that it will report financial results for Fiscal 2012 for the six-month period ending 31 December 2011 and the twelve-month period ending 30 June 2012 consistent with Australian Securities Exchange listing rules and broader market practice.
The Company previously had a convention to provide limited supplemental three-month and nine-month quarterly updates. The next reporting period will be for the six-month period ending 31 December 2011 and will be released to the market in February 2012. The specific date for the release and time for an investor briefing will be released in January 2012.
About Sims Metal Management
Sims Metal Management (www.simsmm.com) is the world’s largest listed metal recycler with approximately 260 facilities and 6,300 employees globally. Sims’ core businesses are metal recycling and recycling solutions. Sims Metal Management generated approximately 85 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2011. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS).
For further information contact
Daniel Strechay
Group Director — Communications & Public Relations
Tel: +1 212 500 7430